Exhibit 99.1

Mingteng International Corporation Inc. Announces Pricing of Initial Public Offering

Wuxi, China, April 18, 2024 -- Mingteng International Corporation Inc. (the “Company” or “Mingteng International”), an automotive mold developer and supplier in China, today announced the pricing of its initial public offering (the “Offering”) of 1,275,000 ordinary shares, 1,050,000 of which are being offered by the Company and 225,000 by a selling shareholder, at a public offering price of US$4.00 per ordinary share. The ordinary shares have been approved for listing on the Nasdaq Capital Market and are expected to commence trading on April 18, 2024, U.S. Eastern time, under the ticker symbol “MTEN.”

The Company expects to receive aggregate gross proceeds of US$4.2 million from the Offering, before deducting underwriting discounts and other related expenses. In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 157,500 ordinary shares at the public offering price, less underwriting discounts. The Offering is expected to close on or about April 22, 2024, subject to the satisfaction of customary closing conditions.

Net proceeds from the Offering will be used by the Company for investing in new production facilities to improve production capacity and purchase high-end production equipment, strengthening research and development (“R&D”) capabilities in the mold casting field of turbochargers and new energy vehicle (“NEV”) parts, general working capital, and expanding product types.

The Offering is being conducted on a firm commitment basis. Craft Capital Management LLC and R.F. Lafferty & Co., Inc. are acting as co-underwriters for the Offering (the “Underwriters”). Ortoli Rosenstadt LLP is acting as U.S. counsel to the Company, and Sichenzia Ross Ference Carmel LLP is acting as U.S. counsel to the Underwriters in connection with the Offering.

A registration statement on Form F-1 relating to the Offering was filed with the U.S. Securities and Exchange Commission (the “SEC”) (File Number: 333-270953), as amended, and was declared effective by the SEC on March 29, 2024. The Offering is being made only by means of a prospectus, forming a part of the registration statement. Copies of the final prospectus relating to the Offering, when available, may be obtained from Craft Capital Management LLC by email at info@craftcm.com, by standard mail to Craft Capital Management LLC, 377 Oak Street, Lower Concourse, Garden City, NY 11530, or by calling (800) 550-8411; or from R.F. Lafferty & Co., Inc. by email at offerings@rflafferty.com, by standard mail to R.F. Lafferty & Co., Inc., 40 Wall Street, 27th Floor, New York, NY 10005, or by calling (212) 293-9090. In addition, copies of the final prospectus relating to the Offering, when available, may be obtained via the SEC’s website at www.sec.gov.

Before you invest, you should read the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release does not constitute an offer to sell, or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any offer, solicitation or sale of any of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction.

About Mingteng International Corporation Inc.

Based in China, Mingteng International Corporation Inc. is an automotive mold developer and supplier that focuses on molds used in auto parts. The Company provides customers with comprehensive and personalized mold services, covering mold design and development, mold production, assembly, testing, repair and after-sales service. With its production plant located in Wuxi, China, the Company aims to build a systematic solution for automobile mold services and create a personalized and integrated “Turnkey Project” for customers. The Company’s main products are casting molds for turbocharger systems, braking systems, steering and differential system, and other automotive system parts. The Company also produces molds for new energy electric vehicle motor drive systems, battery pack systems, and engineering hydraulic components, which are widely used in automobile, construction machinery and other manufacturing industries. For more information, please visit the Company’s website: https://ir.wxmtmj.cn/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements, including, but not limited to, the Company’s proposed Offering. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the Offering will be successfully completed. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC.

For investor and media inquiries, please contact:

Mingteng International Corporation Inc.

Investor Relations Department

Email: ir@wxmtmj.cn

Ascent Investor Relations LLC

Tina Xiao

Phone: +1-646-932-7242

Email: investors@ascent-ir.com